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Exhibit (a)(2)

March 23, 2009

CF INDUSTRIES' BOARD RECOMMENDS THAT YOU REJECT AGRIUM'S OFFER

Dear Fellow CF Industries Stockholder:

On March 16, 2009, Agrium Inc. commenced an exchange offer to acquire your shares at an exchange ratio of 1.0 common share of Agrium common stock plus $31.70 in cash, or 1.7866 Agrium common shares (subject to proration) or $72.00 in cash (subject to proration), per CF Industries common share.

  Following a careful review of all aspects of the Agrium offer with management and its legal and financial advisors, your board concluded that Agrium's offer is grossly inadequate, substantially undervalues CF Industries and is not in the best interests of CF Industries and its stockholders.

CF Industries' board of directors believes that the continued pursuit of CF Industries' long-term strategy, including its proposed strategic business combination with Terra Industries Inc., will create superior value for CF Industries stockholders and provide a significantly better growth platform than a combination with Agrium.

CF Industries' board of directors considered numerous factors in making its recommendation, including the following:

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Agrium's offer is grossly inadequate and substantially undervalues CF Industries.    The Board believes that Agrium's offer does not fully reflect the intrinsic value of CF Industries, resulting in virtually no economic premium to CF Industries stockholders, and no premium for control of CF Industries. The inadequacy of the premium is particularly striking when measured against recent historical periods prior to the announcement of Agrium's proposal on February 25, 2009. Based on daily closing prices of Agrium shares and CF Industries shares, the implied value of Agrium's offer represented a premium of only 1.8% during the one-year period prior to February 25, 2009.

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The timing of Agrium's offer is opportunistic.    The opportunistic timing of the offer, which includes a substantial cash component, takes advantage of the recent decline in share prices across the fertilizer sector and global equity markets, inflating the premium described by Agrium in their prospectus. Agrium's CEO has acknowledged publicly that Agrium is attempting to buy CF Industries at a low valuation multiple, at a low point in the fertilizer cycle and at a low point in the stock markets.

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The cash-and-stock nature of Agrium's offer is disadvantageous to CF Industries stockholders.    Approximately 44% of the total consideration is payable in cash. As a result, if the Agrium transaction were completed, CF Industries stockholders would be unable to participate in any recovery of the fertilizer sector or the global equity markets to the extent of the cash consideration. In addition, the substantial cash component prevents CF Industries stockholders from fully participating in the realization of any synergies resulting from the consummation of the transaction. Agrium has also elected to structure the offer and the second-step merger as a fully taxable transaction, which eliminates the ability of CF Industries stockholders, even stockholders that elect and receive 100% of the consideration payable in the offer or second-step merger in Agrium common shares, to determine when to recognize a gain or loss on their CF Industries shares.

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The cash component of the Agrium offer represents no net increase in value to CF Industries stockholders.    CF Industries' own cash and debt capacity at December 31, 2008 generates more than $30 per CF Industries common share. The cash component of Agrium's offer is being effectively funded by CF Industries and its stockholders receive virtually no additional cash value from the Agrium offer. As a result, CF Industries is itself funding the cash in Agrium's offer and CF Industries stockholders are being asked to exchange a share of CF Industries, the best performing stock in the peer group, for a share of Agrium, one of the worst performing stocks in the peer group.

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Agrium's offer is fundamentally at odds with CF Industries' long-term strategy, which has proven to be very successful.    The offer is counter to CF Industries' long-term strategy, which focuses on the higher-margin businesses of manufacturing and wholesale distribution of nitrogen and phosphate fertilizers. CF Industries' board of directors believes that continuing to pursue this strategy as a standalone company will deliver more value to stockholders of CF Industries than the offer. In contrast, Agrium has pursued the opposite strategy, emphasizing and investing in a large retail, lower-margin business (representing approximately 55% of Agrium's 2008 revenue) that competes directly with Agrium's and CF Industries' wholesale customers.

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CF Industries' record demonstrates the success of its business strategy; Agrium has underperformed.    The board of directors believes that CF Industries' successful operational track record and strategies for growth have been recognized by the market. At the same time, Agrium has significantly underperformed CF Industries and the global peer group. From CF Industries' initial public offering through January 15, 2009, CF Industries shares increased 192%, outperforming the global peer group, which increased 87%. During this time, Agrium common shares increased only 34%.

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Agrium's offer is an attempt to interfere with CF Industries' proposed strategic business combination with Terra Industries.    The board of directors believes that a business combination with Terra will create superior value for CF Industries stockholders and a significantly better growth platform than a combination with Agrium. In fact, the board believes that the Agrium offer is a transparent attempt to derail CF Industries' proposed business combination with Terra.

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The combination of Agrium and CF Industries may expose CF Industries' stockholders to significant risks and uncertainties.
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The synergies assumed in Agrium's offer are poorly delineated and uncertain.
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The Board believes that CF Industries' phosphate business is of substantially higher quality than Agrium's phosphate business.
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Several of Agrium's expansion projects and investments in nitrogen manufacturing have underperformed and/or resulted in substantial write-downs.
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The market has reacted negatively to Agrium's offer.

CF INDUSTRIES' BOARD WILL CONTINUE TO WORK IN YOUR BEST INTERESTS

CF Industries' board of directors has made its recommendation to reject Agrium's offer because the board of directors believes that the offer is grossly inadequate and substantially undervalues CF Industries, is fundamentally at odds with CF Industries' long-term strategy which has been very successful, and exposes CF Industries and its stockholders to significant risks and uncertainties.

CF Industries' board and management team will continue to act in the best interests of CF Industries and its stockholders. We encourage you to read the enclosed Schedule 14D-9, which provides further details with regard to the Board's recommendation and discusses the factors that the Board carefully considered and evaluated in making its decision to reject Agrium's offer.

If you have any questions concerning CF Industries' Schedule 14D-9 or require additional copies of any materials filed with the Securities and Exchange Commission, please contact our information agent, Innisfree M&A, toll-free at (877) 456-3507.

Thank you for your continued support and we appreciate your interest in CF Industries.

Sincerely,

Stephen R. Wilson
Chairman, President and Chief Executive Officer

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  Exhibit (a)(2)